Exhibit 99.2
VISION MARINE TECHNOLOGIES INC.
MANAGEMENT INFORMATION CIRCULAR
All information as at August 3, 2023, except where indicated.
VOTING INFORMATION
This Management Information Circular (“Circular”) is provided in connection with the solicitation of proxies (“Proxies”) by management of Vision Marine Technologies Inc. (the “Corporation”) from the holders of common shares of the Corporation (“Common Shares”) in respect of the Annual General Meeting (the “Meeting”) of Shareholders (the “Shareholders”) of the Corporation to be held on August 31, 2023, at the time and place and for the purposes set out in the accompanying notice of meeting (the “Notice of Meeting”).
While it is expected that the solicitation will be made primarily by mail, Proxies may be solicited personally or by telephone by directors, officers, agents and employees of the Corporation. All costs of this solicitation will be borne by the Corporation. All amounts in this document are in $CDN unless otherwise noted.
The Meeting will be held in in a virtual format, which will be conducted via live audio webcast. Shareholders are encouraged to vote on the matters before the Meeting by proxy and to join the Meeting by webcast. Those who attend the Meeting online will have an equal opportunity to participate in the Meeting online, regardless of your geographic location.
The Corporation is holding the Meeting in a virtual format, which will be conducted via live audio webcast. Registered Shareholders and duly appointed proxy holders will be able to attend the Meeting online, ask questions and vote, all in real time, provided they are connected to the internet and comply with all of the requirements set out herein.
Voting will be conducted by virtual ballot.
To participate to the Meeting via live audio webcast, connect via the following URL:
https://www.virtualmeetingportal.com/visionmarinetechnologies/2023
Voting
At the Meeting, each registered Shareholder and each proxyholder (the “Proxyholder”) (representing a registered or non-registered Shareholder) is entitled to one vote, unless a poll is required or requested, whereupon each such Shareholder and Proxyholder is entitled to one vote for each share held or represented, respectively. To approve a motion proposed at the Meeting a majority of greater than 50% of the votes cast will be required (an “ordinary resolution”) unless the motion requires a “special resolution” in which case a majority of 66 2/3% of the votes cast will be required.
Appointment of Proxyholders
A Shareholder has the right to appoint a person (who need not be a Shareholder) to represent the Shareholder at the Meeting other than the persons named in the Proxy as Proxyholders. To exercise this right, the Shareholder must insert the name of the Shareholder’s nominee in the space provided or complete another Proxy.
The persons named in the accompanying Proxy as Proxyholders are our directors or officers.
A Shareholder completing the enclosed Proxy may indicate the manner in which the persons named in the Proxy are to vote with respect to any matter by marking an “X” in the appropriate space. On any poll required (for the reason described above) or requested, those persons will vote or withhold from voting the shares in respect of which they are appointed in accordance with the directions, if any, given in the Proxy, provided such directions are certain.

If a Shareholder wishes to confer a discretionary authority with respect to any matter, then the space should be left blank. In such instance, the Proxyholder, if nominated by management, intends to vote the shares represented by the Proxy in favour of the motion.
The enclosed Proxy, when properly signed, confers discretionary authority with respect to amendments or variations to the matters identified in the Notice of Meeting and with respect to other matters which may be properly brought before the Meeting. At the time of printing of this Circular, our management is not aware that any such amendments, variations or other matters to be presented for action at the Meeting. If, however, other matters which are not now known to the management should properly come before the Meeting, the Proxies hereby solicited will be exercised on such matters in accordance with the best judgment of the nominees.
The Proxy must be dated and signed by the Shareholder or the Shareholder’s attorney authorized in writing. In the case of a corporation, the Proxy must be dated and duly executed under its corporate seal or signed by a duly authorized officer or attorney for the corporation.
The completed Proxy, together with the power of attorney or other authority, if any, under which it was signed or a notarially certified copy thereof, must be deposited with our transfer agent in accordance with the instructions and before the time set out in the Proxy. Proxies received after such time may be accepted or rejected by the Chair of the Meeting at the Chair’s discretion. Non-registered Shareholders that are OBOs (as defined below under “Non-registered Shareholders”) must deliver their completed Proxies in accordance with the instructions given by their financial institution or other intermediary that forwarded the Proxy to them.
Registered Shareholders
Only Shareholders registered as Shareholders (“Registered Shareholders”) in our shareholder registry maintained by our registrar and transfer agent or duly appointed Proxyholders (except as discussed below under “Non-registered Shareholders”) will be recognized to make motions or vote at the Meeting.
Non-registered Shareholders
Many Shareholders are “non-registered” Shareholders because the Common Shares they own are not registered in their names but are instead registered in the name of the brokerage firm, bank or trust company through which they purchased the Common Shares. More particularly, a person is not a Registered Shareholder in respect of Common Shares which are held on behalf of that person (the “Non-Registered Shareholder”) but which are registered either: (a) in the name of an intermediary (an “Intermediary”) that the Non-Registered Shareholder deals with in respect of the Common Shares (Intermediaries include, among others, banks, trust companies, securities dealers or brokers and trustees or administrators of self-administered RRSP’s, RRIF’s, RESP’s, TFSA’s and similar plans); or (b) in the name of a clearing agency (such as The Canadian Depository for Securities Limited) of which the Intermediary is a participant.
There are two kinds of Non-Registered Shareholders: those who object to their name being made known to the issuers of securities which they own (called ‘OBOs’ for Objecting Beneficial Owners) and those who do not object to the issuers of the securities they own knowing who they are (called ‘NOBOs’ for Non-Objecting Beneficial Owners). Subject to the provisions of National Instrument 54-101 — Communication with Beneficial Owners of Securities of Reporting Issuers (“NI 54-101”), issuers can request and obtain a list of their NOBOs from intermediaries via their transfer agents and use the NOBO list for distribution of proxy-related materials directly to NOBOs. We are not using the notice and access provisions of NI 54-101 this year.
Solicitation of Proxies
The enclosed form of proxy is being solicited by the management of the Corporation for use at the Meeting. While it is expected that the solicitation will be primarily by mail, Proxies may be solicited personally or by telephone or electronically by the directors and regular employees of the Corporation or other proxy solicitation services. All costs of solicitation will be borne by the Corporation.

Non-Objecting Beneficial Owners
Under the provisions of NI 54-101, we will be directly delivering proxy-related materials to our NOBOs who have not waived the right to receive them. As a result, NOBOs can expect to receive a Voting Instruction Form (“VIF”), together with the Notice of Meeting, this Circular and related documents from our transfer agent, VStock Transfer LLC. These VIFs are to be completed and returned to VStock Transfer LLC in the envelope provided, or by facsimile, or voted using the telephone or internet alternatives included on the VIF. In this regard, VStock Transfer LLC is required to follow the voting instructions properly received from NOBOs.
Our transfer agent will tabulate the results of the VIFs received from NOBOs and will provide appropriate instructions at the Meeting with respect to the Common Shares represented by the VIFs they receive. NOBOs should carefully follow the instructions of VStock Transfer LLC, including those regarding when and where to complete the VIFs that are to be returned to VStock Transfer LLC.
Should a NOBO wish to vote at the Meeting, the NOBO must insert the name of the NOBO (or the name of the person that the NOBO wants to attend and vote on the NOBO’s behalf) in the space provided on the VIF and return it to VStock Transfer LLC. If VStock Transfer LLC or the Corporation receives a written request that the NOBO or its nominee be appointed as Proxyholder, and if management is holding a Proxy with respect to Common Shares beneficially owned by such NOBO, we will arrange, without expense to the NOBO, to appoint the NOBO or its nominee as proxy holder in respect of those Common Shares. Under NI 54-101, unless corporate law does not allow it, if the NOBO or its nominee is appointed as proxy holder by the Corporation in this manner, the NOBO or its nominee, as applicable, must be given the authority to attend, vote and otherwise act for and on behalf of management in respect of all matters that come before the meeting and any adjournment or postponement of the meeting. If we receive such instructions at least one business day before the deadline for submission of proxies, we are required to deposit the proxy within that deadline, in order to appoint the NOBO or its nominee as proxy holder. If a NOBO requests that the NOBO or its nominee be appointed as Proxyholder, the NOBO or its appointed nominee, as applicable, will need to attend the meeting in order for the NOBOs vote to be counted.
NOBOs that wish to change their vote must, at least two business days in advance of the Meeting, contact VStock Transfer LLC to arrange to change their vote.
These securityholder materials are being sent to both Registered Shareholders and Non-Registered Shareholders. If you are a Non-Registered Shareholder and we (or our agent) have sent these materials directly to you, your name and address and information about your holdings of securities, have been obtained in accordance with applicable securities regulatory requirements from the Intermediary holding on your behalf.
By choosing to send these materials to you directly, we (and not the Intermediary holding on your behalf) have assumed responsibility for (i) delivering these materials to you, and (ii) executing your proper voting instructions. Please return your voting instructions as specified in the request for voting instructions. We do not intend to pay the costs of Intermediaries forwarding the securityholder materials to OBOs. In the case of an OBO, the OBO will only receive the securityholder materials where the Intermediary has assumed such costs.
In accordance with the requirements of NI 54-101, we have distributed copies of the Notice of Meeting, this Circular, the form of proxy and related documents (collectively, the “Meeting Materials”) to the clearing agencies and Intermediaries for onward distribution to OBOs. Intermediaries are required to forward the Meeting Materials to OBOs unless in the case of certain proxy-related materials the OBO has waived the right to receive them. Very often, Intermediaries will use service companies to forward the Meeting Materials to OBOs. With those Meeting Materials, Intermediaries or their service companies should provide OBOs of Common Shares with a “request for voting instruction form” which, when properly completed and signed by such OBO and returned to the Intermediary or its service company, will constitute voting instructions which the Intermediary must follow. The purpose of this procedure is to permit OBOs of Common Shares to direct the voting of the Common Shares that they beneficially own.
Should an OBO of Common Shares wish to vote at the Meeting, insert the OBO’s name (or the name of the person the OBO wants to attend and vote on the OBO’s behalf) in the space provided for that purpose on the request for voting instructions form and return it to the OBO’s Intermediary or send your Intermediary another written request that the OBO or its nominee be appointed as proxy holder. The Intermediary is required under NI 54-101 to arrange, without expense to the OBO, to appoint the OBO or its nominee as proxy holder in respect of the OBO’s Common Shares. Under NI 54-101, unless corporate law does not allow it, if the Intermediary makes an appointment in this manner, the OBO or its nominee, as applicable, must be given authority to attend, vote and otherwise act for and on behalf of the Intermediary (who is the Registered Shareholder) in respect of all matters that come before the meeting and any adjournment or postponement of the meeting. An Intermediary who receives such instructions at least one business day before the deadline for submission of proxies is required to deposit the proxy within that deadline, in order to appoint the OBO or its nominee as proxy holder. If an OBO requests that the Intermediary appoint the OBO or its nominee as proxyholder, the OBO or its appointed nominee, as applicable, will need to attend the meeting in order for the OBO’s vote to be counted.
OBOs should carefully follow the instructions of their Intermediary, including those regarding when and where the completed request for voting instructions is to be delivered. Only Registered Shareholders have the right to revoke a proxy. OBOs of Common Shares who wish to change their vote must, at least two business days in advance of the Meeting, arrange for their respective Intermediaries to change their vote and if necessary revoke their proxy in accordance with the revocation procedures set out above.
Shareholders with questions respecting the voting of Common Shares held through a stockbroker or other financial Intermediary should contact that stockbroker or other Intermediary for assistance.
Revocation of Proxies
Shareholders have the power to revoke Proxies previously given by them. Revocation can be effected by an instrument in writing (which includes a Proxy bearing a later date) signed by a Shareholder or the Shareholder’s attorney authorized in writing and in the case of a corporation, duly executed under its corporate seal or signed by a duly authorized officer or attorney for the corporation, and either delivered to our registered office at 730 Boulevard du Curé-Boivin, Boisbriand, Quebec J7G 2A7, Canada, or to our transfer agent, VStock Transfer LLC by mail to VStock Transfer LLC, 18 Lafayette Place, Woodmere, New York, 11598, United States, or by going to the website https://www.virtualmeetingportal.com/visionmarinetechnologies/2023 at any time up to and including the last business day preceding the day of the Meeting, or any adjournment thereof, or deposited with the Chair of the Meeting on the day of the Meeting.
Exercise of Discretion
If the instructions in a Proxy are certain, the Common Shares represented thereby will be voted on any poll by the persons named in the Proxy, and, where a choice with respect to any matter to be acted upon has been specified in the Proxy, the Common Shares represented thereby will, on a poll, be voted or withheld from voting in accordance with the specifications so made.
Where no choice has been specified by the Shareholder, and the management Proxyholders have been appointed, such Common Shares will, on a poll, be voted in accordance with the notes to the form of Proxy.
The enclosed Proxy, when properly completed and delivered and not revoked, confers discretionary authority upon the persons appointed Proxyholder thereunder to vote with respect to any amendments or variations of matters identified in the Notice of Meeting and this Circular and with respect to other matters which may properly come before the Meeting.
Interest of Certain Persons in Material Transactions
Except as disclosed herein or in the Corporation’s audited financial statements, since the commencement of the Corporation’s most recently completed financial year, no informed person of the Corporation, nominee for director or any associate or affiliate of an informed person or nominee, had any material interest, direct or indirect, in any transaction or any proposed transaction which has materially affected or would materially affect the Corporation or any of its subsidiaries. An “informed person” means: (a) a director or executive officer of the Corporation; (b) a director or executive officer of a person or company that is itself an informed person or subsidiary of the Corporation; (c) any person or company who beneficially owns, directly or indirectly, voting securities of the Corporation or who exercises control or direction over voting securities of the Corporation or a combination of both carrying more than 10% of the voting rights other than voting securities held by the person or company as underwriter in the course of a distribution; and (d) the Corporation itself, if and for so long as it has purchased, redeemed or otherwise acquired any of its Common Shares.
Indebtedness of Directors and Executive Officers
As at the date of this Circular, no executive officer, director, employee or former executive officer, director or employee of the Corporation or any of its subsidiaries is indebted to the Corporation, or any of its subsidiaries, nor are any of these individuals indebted to another entity which indebtedness is the subject of a guarantee, support agreement, letter of credit or other similar arrangement or understanding provided by the Corporation, or any of its subsidiaries.
Voting Securities and Principal Holders of Voting Securities
Our authorized share capital consists of an unlimited number of common shares without par value. We are also authorized to issue an unlimited number of preferred shares without par value, in one (1) or more series, each series to consist of such number of shares as may before issuance thereof be determined by the board of directors of the Corporation (the “Board of Directors”).
As at July 31, 2023, the record date for this Meeting (the “Record Date”), we have issued and outstanding 10,543,198 fully paid and non-assessable Common Shares, each share carrying the right to one vote.
Any Shareholder of record at the close of business on the Record Date is entitled to vote online or by proxy at the Meeting. The quorum for the transaction of business at a meeting of Shareholders is one person who is, or who represents by proxy, Shareholders who, in the aggregate, hold at least 50% of the issued Common Shares entitled to be voted at the meeting.
To the best of the knowledge of our directors and senior officers, there are no Persons who, or corporations which, beneficially owns, or controls or directs, directly or indirectly, Common Shares carrying 10% or more of the voting rights attached to all of our outstanding Common Shares other than:
Name of Shareholder	Number of Shares	Percentage
Alexandre Mongeon	2,522,973(1)	23.7%
Patrick Bobby	2,237,182(1)	21.0%

Notes:
(1)
Includes 2,140,506 shares held by 9134-0489 Quebec Inc. This entity is jointly owned by Alexandre Mongeon and Patrick Bobby, who each have dispositive and voting control over it.

PARTICULARS OF MATTERS TO BE ACTED UPON
Number of Directors
The board of directors of the Corporation (the “Board of Directors”) presently consists of six (6) directors. Shareholders will be asked at the Meeting to approve an ordinary resolution to set the number of directors elected for the ensuing year at six (6), subject to such increases and changes as may be permitted by the articles of the Corporation and the provisions of the Business Corporations Act (Quebec) (“Business Corporations Act”).
The Corporation’s Board of Directors recommends a vote “FOR” the approval of the resolution setting the number of directors at six (6). In the absence of a contrary instruction, the persons designated by management of the Corporation in the enclosed form of proxy intend to vote FOR the approval of the resolution setting the number of directors at six (6).

Election of Directors
The Board of Directors currently consists of six directors, being Steve P. Barrenechea, Patrick Bobby, Luisa Ingargiola, Alexandre Mongeon, Carter Murray and Mario Saucier. The term of office of each of the present directors expires at the Meeting. The persons named below will be presented for election at the Meeting as management’s nominees. Management does not contemplate that any of these nominees will be unable to serve as a director.
Each director elected will hold office until our next annual general meeting or until his or her successor is elected or appointed, unless his or her office is earlier vacated in accordance with our Articles or with the provisions of the Business Corporations Act.
At the Meeting, we will ask Shareholders to vote for the election of the six nominees proposed by us as directors. Each holder of Common Shares will be entitled to cast their votes for or withhold their votes from the election of each director.
Nominees
The following table provides information on the six nominees proposed for election as directors, the province or state and country in which each is ordinarily resident and the period during which each has served as a director.
The table also details the principal occupation of each nominee during the last five years as well as the nominees’ current equity ownership consisting of Common Shares beneficially owned, directly or indirectly, or controlled or directed, options and warrants (each equivalent in value to a Common Share) credited to each nominee as at the date hereof.
Name, position and place of residence	Principal occupation or employment during the past five years	Director since	Number of securities beneficially owned, controlled or directed, directly or indirectly(4)
Steve P. Barrenechea(1)(2)(3), Director California, United States	Consultant	September 2020	70,000 options
Patrick Bobby, Head of Performance & Special Projects and Director Quebec, Canada	Head of Performance & Special Projects of the Corporation	August 2014	2,151,317 Common Shares(5) 85,865 options
Luisa Ingargiola(1)(2), Director Florida, United States
Chief Financial Officer of Avalon
GloboCare (February 2017 – Present)
Director of Progress Acquisition Corp.
(November 2020 – Present)
Director of Electrameccanica Vehicles Corp.
(March 2018 – Present)
Director of AgEagle Aerial Systems Inc.
(May 2018 – Present)
		September 2020	70,000 options
Alexandre Mongeon, Chief Executive Officer and Director Quebec, Canada	Chief Executive Officer of the Corporation	August 2014	2,437,108 Common Shares(5) 85,865 options
Carter Murray, Chairman	Chairman of the Corporation’s Board of Directors	March 2023	118,765 Common Shares 50,000 options

Name, position and place of residence	Principal occupation or employment during the past five years	Director since	Number of securities beneficially owned, controlled or directed, directly or indirectly(4)
Mario Saucier, Director	Director of E-Smart Control Inc. (November 2017 – Present) Director of Transtex Inc. (February 2016 – Present)	March 2023	50,000 options

Notes:
(1)
Member of the Audit Committee

(2)
Member of the Compensation Committee

(3)
Member of the Nominating and Corporate Governance Committee

(4)
The information as to Common Shares beneficially owned, not being within the knowledge of the Corporation, has been obtained from SEDI or furnished by the proposed directors individually

(5)
Includes 2,140,506 shares held by 9134-0489 Quebec Inc. This entity is jointly owned by Alexandre Mongeon and Patrick Bobby, who each have dispositive and voting control over it.

Experience of the Nominees for Election as Directors
Steve P. Barrenechea — Director
Steve Barrenechea is an accomplished entrepreneur and advisor, with over 30 years of primary hands on expertise covering the hospitality and renewable and alternative energy industries, with a focus on electric vehicles and battery technologies. Mr. Barrenechea has held numerous senior management and primary consulting positions with both public and private companies throughout his career, with particular emphasis in corporate governance, directorships, corporate development, investor relations, and early stage operations. He has in the past sat on the Board of Directors of The Creative Coalition (sponsors discussion of issues such as education policy, the role of media, campaign reform), Child Guidance Center of Connecticut, and The American Red Cross. Mr. Barrenechea holds a BBA in Economics from The Stern School, New York University.
Patrick Bobby — Head of Performance & Special Projects and Director
Patrick Bobby has been employed by us since 2014, first as our Chief Operating Officer and, since December 14, 2021, as our Head of Performance & Special Projects. From 1999 to 2015, he imported high-performance boats from the United States to Canada. During much of that time, 1999 to 2016, he also worked as a designer and contractor for a Contractor 91340489 QC Inc. and created a condominium syndicate. Mr. Bobby attended Georgian College in Barrie, Ontario.
Luisa Ingargiola — Director
Luisa Ingargiola has served as Chief Financial Officer of Avalon GloboCare since 2017. From 2007 to 2016, Ms. Ingargiola served as Chief Financial Officer of MagneGas Corporation (and board member from 2016 to June 2018). Ms. Ingargiola currently serves as board member and audit committee chair of FTE Networks and ElectraMeccanica Vehicles Corp. She also serves as a board member for Globe Photos, Inc., Operation Transition Assistance Corporation and The JBF Foundation Worldwide. Ms. Ingargiola received her Bachelors of Science from Boston University and her Masters of Business Administration from the University of Florida.
Alexandre Mongeon — Chief Executive Officer and Director
Alexandre Mongeon has been employed by us since 2014 as our Chief Executive Officer. From 1999 to 2015, he imported high-performance boats from the United States to Canada. During much of that time, 1999 to 2016, he also worked as a designer and contractor for a Contractor 91340489 QC and managed several new construction projects on the waterfront in and around Montreal. Mr. Mongeon is a graduate of the School of Construction in Laval, Quebec with a specialization in electricity.
Carter Murray — Chairman
Carter Murray has been the Chairman of our Board of Directors since March 2023. From October 2013 to April 2022, Mr. Murray was the Global Chief Executive Officer of Foote, Cone & Belding, a subsidiary of Interpublic Group, and one of the world’s largest global advertising agency networks. From October 2011 to September 2013, Mr. Murray was the President and Chief Executive Officer, North America, of Young & Rubicam, a global marketing communications company. From 2007 to 2011, Mr. Murray worked for Publicis advertising, where he held various positions, including Chief Marketing Officer, Worldwide New Business Director and Worldwide Account Director for Nestlé. Mr. Murray began his career at Leo Burnett, a communications agency and one of the world’s largest agency networks. During his time at Leo Burnett, Mr. Murray held various positions, including Regional Account Director and Regional New Business Director EMEA. Mr. Murray earned his undergraduate degree from Duke University in 1997.
Mario Saucier — Director
Mario Saucier has been a member of our Board of Directors since March 2023. Mr. Saucier has served as the Chair of the board of directors of E-Smart Control Inc. since November 2017 and as a member of the board of directors of Transtex Inc. since February 2016. From December 2015 to March 2017, Mr. Saucier was the Chief Financial Officer of BioAmber Inc., which was a sustainable chemicals company. From May 2014 to November 2015, Mr. Saucier served as Chief Financial Officer of Norduyn, operating in the aerospace industry and concurrently acted as President for Transtex inc., an affiliated company of Norduyn, operating in the aerodynamic trucking industry. Prior to Norduyn, Mr. Saucier served as Chief Financial Officer at Englobe Corp., a global bio-remediation company from November 2008 to November 2012. Mr. Saucier was subsequently appointed as interim President and Chief Executive Officer for a six month period with Englobe Corp. Previous positions also include Senior Vice President of Finance and Chief Accounting Officer of Quebecor World, from 2005 to 2008, Vice President Strategy & Performance of Total Transit System, a division of Bombardier Transportation, from 2002 to 2004, as well as Vice President Implementation of SAP, from 2000 to 2002. Mr. Saucier holds a B.B.A. from the Université du Québec à Montréal and has been a member of the Canadian Institute of Chartered Accountants since 1991.
Cease Trade Orders, Bankruptcies, Penalties or Sanctions
To the best of management’s knowledge, other than described herein, no proposed director is, or has been within the last ten years, a director or executive officer of any company that:
(a)
while that person was acting in that capacity was the subject of a cease trade or similar order or an order that denied the relevant company access to any exemption under securities legislation, for a period of more than 30 consecutive days; or

(b)
after the director or executive officer ceased to be a director or executive officer, was the subject of a cease trade or similar order or an order which resulted from an event that happened while the director acted in that capacity that denied the relevant company access to any exemption under securities legislation, for a period of more than 30 consecutive days; or

(c)
while that person was acting in that capacity or within a year of that person ceasing to act in that capacity, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold its assets.

To the best of management’s knowledge, no proposed director has, within the ten years before the date of this Circular, become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or become subject to or instituted any proceedings, arrangement or compromise with creditors, or had a receiver, receiver manager or trustee appointed to hold the assets of the proposed director.
None of our directors has been subject to (a) any penalties or sanctions imposed by a court relating to securities legislation or by a securities regulatory authority or has entered into a settlement agreement with a securities regulatory authority, or (b) any other penalties or sanctions imposed by a court or regulatory body that would likely be considered important to a reasonable securityholder in deciding whether to vote for a proposed director.
The Corporation’s Board of Directors recommends a vote “FOR” the appointment of each of the nominees as directors. In the absence of a contrary instruction, the persons designated by management of the Corporation in the enclosed Proxy intend to vote FOR the election of the directors set out in the table above.
Appointment and Remuneration of Auditor
Shareholders will be asked to approve the appointment of Ernst & Young LLP as our auditor to hold office until the next annual general meeting of the Shareholders at remuneration to be fixed by the directors.

Ernst & Young LLP was appointed as the Corporation’s auditor on August 13, 2021.
The Corporation’s Board of Directors recommends a vote “FOR” the appointment of Ernst & Young LLP as our auditor to hold office until the next annual general meeting of the Shareholders, at a remuneration to be fixed by the directors.
EXECUTIVE COMPENSATION
When determining the compensation arrangements for the Named Executive Officers (as defined in the Named Executive Officers section below) of the Corporation, our Compensation Committee considers the objectives of: (i) retaining an executive critical to our success and the enhancement of shareholder value; (ii) providing fair and competitive compensation; (iii) balancing the interests of management and our shareholders; and (iv) rewarding performance, both on an individual basis and with respect to the business in general.
Benchmarking
We have a Compensation Committee for matters of management’s compensation. The Compensation Committee considers a variety of factors when designing and establishing, reviewing and making recommendations for executive compensation arrangements for all our executive officers. The Compensation Committee does not intend to position executive pay to reflect a single percentile within the industry for each executive. Rather, in determining the compensation level for each executive, the Compensation Committee will look at factors such as the relative complexity of the executive’s role within the organization, the executive’s performance and potential for future advancement and pay equity considerations.
Elements of Compensation
The compensation paid to Named Executive Officers in any year consists of two primary components:
(a)
base salary; and

(b)
long-term incentives in the form of stock options granted under our Stock Option Plan (as defined below).

The key features of these two primary components of compensation are discussed below:
Base Salary
Base salary recognizes the value of an individual to our company based on his or her role, skill, performance, contributions, leadership and potential. It is critical in attracting and retaining executive talent in the markets in which we compete for talent. Base salaries for the Named Executive Officers are intended to be reviewed annually. Any change in base salary of a Named Executive Officer is generally determined by an assessment of such executive’s performance, a consideration of competitive compensation levels in companies similar to the Corporation (in particular, companies in the EV industry) and a review of our performance as a whole and the role such executive officer played in such corporate performance.
Stock Option Awards
We provide long-term incentives to Named Executive Officers in the form of stock options as part of our overall executive compensation strategy. Our Compensation Committee believes that stock option grants serve our executive compensation philosophy in several ways: firstly, it helps attract, retain, and motivate talent; secondly, it aligns the interests of the Named Executive Officers with those of the shareholders by linking a specific portion of the officer’s total pay opportunity to the share price; and finally, it provides long-term accountability for Named Executive Officers.
Risks Associated with Compensation Policies and Practices
The oversight and administration of our executive compensation program requires the Board of Directors acting as the Compensation Committee to consider risks associated with our compensation policies and practices. Potential risks associated with compensation policies and compensation awards are considered at annual reviews and also throughout the year whenever it is deemed necessary by the Board of Directors acting as the Compensation Committee.
Our executive compensation policies and practices are intended to align management incentives with the long-term interests of the Corporation and its shareholders. In each case, the Corporation seeks an appropriate balance of risk and reward. Practices that are designed to avoid inappropriate or excessive risks include (i) financial controls that provide limits and authorities in areas such as capital and operating expenditures to mitigate risk taking that could affect compensation, (ii) balancing base salary and variable compensation elements and (iii) spreading compensation across short and long-term programs.
Compensation Governance
The Compensation Committee conducts a yearly review of directors’ compensation having regard to various reports on current trends in directors’ compensation and compensation data for directors of reporting issuers of comparative our size. Director compensation is currently limited to the grant of stock options pursuant to the Stock Option Plan. It is anticipated that the Chief Executive Officer will review the compensation of our executive officers for the prior year and in comparison to industry standards via information disclosed publicly and obtained through copies of surveys. The Board expects that the Chief Executive Officer will make recommendations on compensation to the Compensation Committee. The Compensation Committee will review and make suggestions with respect to compensation proposals, and then makes a recommendation to the Board.
The Compensation Committee is comprised of independent directors.
The Compensation Committee’s responsibility is to formulate and make recommendations to our directors in respect of compensation issues relating to our directors and executive officers. Without limiting the generality of the foregoing, the Compensation Committee has the following duties:
(a)
to review the compensation philosophy and remuneration policy for our executive officers and to recommend to our directors’ changes to improve our ability to recruit, retain and motivate executive officers;

(b)
to review and recommend to the Board the retainer and fees, if any, to be paid to our directors;

(c)
to review and approve corporate goals and objectives relevant to the compensation of the CEO, evaluate the CEO’s performance in light of those corporate goals and objectives, and determine (or make recommendations to our directors with respect to) the CEO’s compensation level based on such evaluation;

(d)
to recommend to our directors with respect to non-CEO officer and director compensation including reviewing management’s recommendations for proposed stock options and other incentive-compensation plans and equity-based plans, if any, for non-CEO officer and director compensation and make recommendations in respect thereof to our directors;

(e)
to administer the stock option plan approved by our directors in accordance with its terms including the recommendation to our directors of the grant of stock options in accordance with the terms thereof; and

(f)
to determine and recommend for the approval of our directors’ bonuses to be paid to our executive officers and employees and to establish targets or criteria for the payment of such bonuses, if appropriate. Pursuant to the mandate and terms of reference of the Compensation Committee, meetings of the Compensation Committee are to take place at least once per year and at such other times as the Chair of the Compensation Committee may determine.

Named Executive Officers
For the purposes of this Circular, a Named Executive Officer (“NEO”) of the Corporation means each of the following individuals:
(a)
the Chief Executive Officer (“CEO”) of the Corporation;

(b)
the Chief Financial Officer (“CFO”) of the Corporation;

(c)
the three most highly compensated executive officers, or the three most highly compensated individuals acting in a similar capacity, other than the CEO and CFO, at the end of the most recently completed financial year and whose total compensation was, individually, more than $150,000 per year; and

(d)
each individual who would be a NEO under paragraph (c) but for the fact that the individual was neither an executive officer of the Corporation, nor acting in a similar capacity, at the end of the most recently completed financial year.

Director and Named Executive Office Compensation
Unless otherwise noted, the following information is for the Corporation’s last completed financial year ended August 31, 2022.

The following table sets forth a summary of the compensation paid to the NEOs and the Directors for the most recently completed financial year:
TABLE OF COMPENSATION EXCLUDING COMPENSATION SECURITIES
Name and Position	Year	Salary, consulting fee, retainer or commission ($)	Bonus ($)	Committee or meeting fees ($)	Value of perquisites ($)	Value of all other compensation ($)	Total compensation ($)
Alexandre Mongeon, Chief Executive Officer and Director	2022	567,016	Nil.	Nil.	Nil.	Nil.	567,016
Patrick Bobby, Head of Performance & Special Projects and Director	2022	411,472	Nil.	Nil.	Nil.	Nil.	411,472
Kulwant Sandher, Chief Financial Officer	2022	328,790	Nil.	Nil.	Nil.	Nil.	328,790
Xavier Montagne, Chief Technology Officer and Chief Operating Officer	2022	229,804	Nil.	Nil.	Nil.	Nil.	229,804
Steve P. Barrenechea, Director	2022	304,246	Nil.	Nil.	Nil.	Nil.	304,246
Renaud Cloutier, Former Director	2022	85,830	Nil.	Nil.	Nil.	Nil.	85,830
Alan Gaines, Former Chairman and Director	2022	294,624.	Nil.	Nil.	Nil.	Nil.	294,624
Luisa Ingargiola, Director	2022	102,991	Nil.	Nil.	Nil.	Nil.	102,991
None of the NEOs receives perquisites or personal benefits worth in aggregate 10% or more of their total salary, or any post-retirement benefits (including insurance).
Executive Compensation Agreements
Alexandre Mongeon, Chief Executive Officer
On March 1, 2021, we entered an executive employment agreement with Alexandre Mongeon with a term commencing on March 1, 2021 and expiring on February 28, 2024 (the “Mongeon Agreement”). The Mongeon Agreement replaced our prior executive services agreement with Alexander Mongeon.
Pursuant to the terms and provisions of the Mongeon Agreement: (a) Mr. Mongeon was appointed as our Chief Executive Officer and will undertake and perform the duties and responsibilities normally and reasonably associated with such office; (b) we shall pay to Mr. Mongeon a gross annual net salary of USD$400,000 (the “Annual Base Salary”); (c) we shall provide Mr. Mongeon with employee benefits, if and when such benefits have been adopted by us, including group health insurance, accidental death and dismemberment insurance, travel accident insurance, group life insurance, short-term disability insurance, long-term disability insurance, drug coverage and dental coverage (the “Group Benefits”); (d) Mr. Mongeon is eligible to receive a discretionary bonus of between 50% and 100% of his Annual Base Salary; and (e) Mr. Mongeon will be entitled to four weeks’ paid annual vacation per calendar year.
We may terminate the employment of Mr. Mongeon under the Mongeon Agreement without any notice or any payment in lieu of notice for a serious reason. Mr. Mongeon may terminate his employment under the Mongeon Agreement for any reason by providing not less than 60 calendar days’ notice in writing to us, provided, however, that we may waive or abridge any notice period specified in such notice in our sole and absolute discretion.
The employment of Mr. Mongeon will terminate upon the death of Mr. Mongeon. Upon the death of Mr. Mongeon during the continuance of the Mongeon Agreement, we will provide Mr. Mongeon’s estate with (a) payment of any unpaid portion of his Annual Base Salary through the date of his death, (b) payment of any fully vested but unpaid rights as required by the terms of any bonus or other incentive pay plan or any other employee benefit plan or program, (c) a pro-rata share of any discretionary annual bonus to which he otherwise would have been entitled for the fiscal year in which his death occurs at no less than the target bonus percentage, paid at the time discretionary annual bonuses are paid to our still-employed executives and (d) CAD$500 per month for twelve months to help defray costs of procuring health, dental or drug insurance coverage for health care.
If we elect to terminate the Mongeon Agreement without a serious reason, and provided that Mr. Mongeon is in compliance with the relevant terms and conditions of the Mongeon Agreement, we shall be obligated to provide a severance package to Mr. Mongeon as follows: (a) a cash payment equating to the Annual Base Salary to be paid over a period of twelve months, less any required statutory deductions, if any; (b) that pro-rata portion of any discretionary bonus to which Mr. Mongeon would have been entitled as determined in good faith; (c) payment of any unpaid portion of his Annual Base Salary through the effective date of termination; (d) reimbursement for any outstanding reasonable business expense he has incurred in performing his duties hereunder in accordance with the Mongeon Agreement; (e) continued insurance benefits to the extent required by law; (f) payment of any fully vested but unpaid rights as required by the terms of any bonus or other incentive pay plan, or any other employee benefit plan or program and (g) CAD$500 per month for twelve months to help defray costs of procuring health, dental or drug insurance coverage for health care.
Patrick Bobby, Head of Performance & Special Projects
On March 1, 2021, we entered an executive employment agreement with Patrick Bobby with a term commencing on March 1, 2021 and expiring on February 28, 2024 (the “Bobby Agreement”). The Bobby Agreement replaced our prior executive services agreement with Patrick Bobby.
Pursuant to the terms and provisions of the Bobby Agreement: (a) Mr. Bobby was appointed as our Chief Operating Officer and undertook perform the duties and responsibilities normally and reasonably associated with such office; (b) we shall pay to Mr. Bobby a gross annual net salary of CAD$400,000 (the “Annual Base Salary”); (c) we shall provide Mr. Bobby with employee benefits, if and when such benefits have been adopted by us, including group health insurance, accidental death and dismemberment insurance, travel accident insurance, group life insurance, short-term disability insurance, long-term disability insurance, drug coverage and dental coverage (the “Group Benefits”); (d) Mr. Bobby is eligible to receive a discretionary bonus of between 50% and 100% of his Annual Base Salary; and (e) Mr. Bobby will be entitled to four weeks’ paid annual vacation per calendar year.
We may terminate the employment of Mr. Bobby under the Bobby Agreement without any notice or any payment in lieu of notice for a serious reason. Mr. Bobby may terminate his employment under the Bobby Agreement for any reason by providing not less than 60 calendar days’ notice in writing to us, provided, however, that we may waive or abridge any notice period specified in such notice in our sole and absolute discretion.
The employment of Mr. Bobby will terminate upon the death of Mr. Bobby. Upon the death of Mr. Bobby during the continuance of the Bobby Agreement, we will provide Mr. Bobby’s estate with (a) payment of any unpaid portion of his Annual Base Salary through the date of his death, (b) payment of any fully vested but unpaid rights as required by the terms of any bonus or other incentive pay plan or any other employee benefit plan or program, (c) a pro-rata share of any discretionary annual bonus to which he otherwise would have been entitled for the fiscal year in which his death occurs at no less than the target bonus percentage, paid at the time discretionary annual bonuses are paid to our still-employed executives and (d) CAD$500 per month for twelve months to help defray costs of procuring health, dental or drug insurance coverage for health care.
If we elect to terminate the Bobby Agreement without a serious reason, and provided that Mr. Bobby is in compliance with the relevant terms and conditions of the Bobby Agreement, we shall be obligated to provide a severance package to Mr. Bobby as follows: (a) a cash payment equating to the Annual Base Salary to be paid over a period of twelve months, less any required statutory deductions, if any; (b) that pro-rata portion of any discretionary bonus to which Mr. Bobby would have been entitled as determined in good faith;

(c) payment of any unpaid portion of his Annual Base Salary through the effective date of termination; (d) reimbursement for any outstanding reasonable business expense he has incurred in performing his duties hereunder in accordance with the Bobby Agreement; (e) continued insurance benefits to the extent required by law; (f) payment of any fully vested but unpaid rights as required by the terms of any bonus or other incentive pay plan, or any other employee benefit plan or program and (g) CAD$500 per month for twelve months to help defray costs of procuring health, dental or drug insurance coverage for health care.
As of December 14, 2021, Mr. Bobby transitioned from Chief Operating Officer of the Corporation to our Head of Performance and Special Projects. Our agreement with him for his executive services remains otherwise unchanged.
Kulwant Sandher, Chief Financial Officer
On March 1, 2021, we entered an executive employment agreement with Kulwant Sandher with a term commencing on March 1, 2021 and expiring on February 28, 2024 (the “Sandher Agreement”). The Sandher Agreement replaced our prior executive services agreement with Kulwant Sandher.
Pursuant to the terms and provisions of the Sandher Agreement: (a) Mr. Sandher was appointed as our Chief Financial Officer and will undertake and perform the duties and responsibilities normally and reasonably associated with such office; (b) we shall pay to Mr. Sandher a gross annual net salary of CAD$250,000 (the “Annual Base Salary”); (c) we shall provide Mr. Sandher with employee benefits, if and when such benefits have been adopted by us, including group health insurance, accidental death and dismemberment insurance, travel accident insurance, group life insurance, short-term disability insurance, long-term disability insurance, drug coverage and dental coverage (the “Group Benefits”); (d) Mr. Sandher is eligible to receive a minimum bonus of 25% of his Annual Base Salary, increasing up to 50% of his Annual Base Salary at the discretion of the Board; and (e) Mr. Sandher will be entitled to four weeks’ paid annual vacation per calendar year.
We may terminate the employment of Mr. Sandher under the Sandher Agreement without any notice or any payment in lieu of notice for a serious reason. Mr. Sandher may terminate his employment under the Sandher Agreement for any reason by providing not less than 60 calendar days’ notice in writing to us, provided, however, that we may waive or abridge any notice period specified in such notice in our sole and absolute discretion.
The employment of Mr. Sandher will terminate upon the death of Mr. Sandher. Upon the death of Mr. Sandher during the continuance of the Sandher Agreement, we will provide Mr. Sandher’s estate with (a) payment of any unpaid portion of his Annual Base Salary through the date of his death, (b) payment of any fully vested but unpaid rights as required by the terms of any bonus or other incentive pay plan or any other employee benefit plan or program, (c) a pro-rata share of any discretionary annual bonus to which he otherwise would have been entitled for the fiscal year in which his death occurs at no less than the target bonus percentage, paid at the time discretionary annual bonuses are paid to our still-employed executives and (d) CAD$500 per month for twelve months to help defray costs of procuring health, dental or drug insurance coverage for health care.
If we elect to terminate the Sandher Agreement without a serious reason, and provided that Mr. Sandher is in compliance with the relevant terms and conditions of the Sandher Agreement, we shall be obligated to provide a severance package to Mr. Sandher as follows: (a) a cash payment equating to the Annual Base Salary to be paid over a period of twelve months, less any required statutory deductions, if any; (b) that pro-rata portion of any discretionary bonus to which Mr. Sandher would have been entitled as determined in good faith; (c) payment of any unpaid portion of his Annual Base Salary through the effective date of termination; (d) reimbursement for any outstanding reasonable business expense he has incurred in performing his duties hereunder in accordance with the Sandher Agreement; (e) continued insurance benefits to the extent required by law; (f) payment of any fully vested but unpaid rights as required by the terms of any bonus or other incentive pay plan, or any other employee benefit plan or program and (g) CAD$500 per month for twelve months to help defray costs of procuring health, dental or drug insurance coverage for health care.
Xavier Montagne, Chief Technology Officer and Chief Operating Officer
On February 23, 2021, we entered into an employment agreement with Xavier Montagne with a term commencing on April 1, 2021 (the “Montagne Agreement”).

Pursuant to the terms and provisions of the Montagne Agreement: (a) Mr. Montagne is appointed as our Chief Technology Officer and will undertake and perform the duties and responsibilities normally and reasonably associated with such office; (b) we shall pay to Mr. Montagne a gross annual base salary of CAD$215,000; (c) we shall provide Mr. Montagne with employee benefits, if and when such benefits have been adopted by us, including group health insurance, group life insurance, disability insurance, and dental coverage; and (d) Mr. Montagne will be entitled to four weeks’ paid annual vacation per reference period of May 1st to April 30th. Furthermore, we granted to Mr. Montagne an equity award of 100,000 Options under the Share Option Plan.
We may terminate the employment of Mr. Montagne under the Montagne Agreement for a serious reason upon written notice. Mr. Montagne may terminate his employment under the Montagne Agreement for any reason by providing not less than two (2) weeks’ notice in writing to us.
The employment of Mr. Montagne will terminate upon the death of Mr. Montagne. Upon the death of Mr. Montagne during the continuance of the Montagne Agreement, we will not be obligated to provide any payment to Mr. Montagne’s estate.
If we elect to terminate the Montagne Agreement without a serious reason, we shall be obligated to provide Mr. Montagne with the period of notice or the payment of such amounts in lieu of notice as may be required by applicable law.
On December 14, 2021, Mr. Montagne also became our Chief Operating Officer, and as a result his salary increased his annual base salary to $250,000.
Stock Options and Other Compensation Securities
The following table sets out for each NEO and Director of the Corporation all compensation securities granted or issued to each for services provided or to be provided, directly or indirectly, to the Corporation as at the Record Date:
COMPENSATION SECURITIES
Name and position	Type of compensation security	Number of compensation securities, number of underlying securities and percentage of class(1)	Date of issue or grant	Issue, conversion or exercise price ($)	Closing price of security or underlying security on date of grant ($)	Closing price of security or underlying security at year end ($)(3)	Expiry date
Alexandre Mongeon, Chief Executive Officer and Director	Stock options	64,864 stock options(2) 21,000 stock options 7.35% of class	May 27, 2020 November 24, 2020	3.70 5.54	N/A(2) 5.54	8.47	May 27, 2025 November 24, 2030
Patrick Bobby, Head of Performance & Special Projects and Director	Stock options	64,864 stock options(2) 21,000 stock options 7.35% of class	May 27, 2020 November 24, 2020	3.70 5.54	N/A(2) 5.54	8.47	May 27, 2025 November 24, 2030
Kulwant Sandher, Chief Financial Officer	Stock options	59,459 stock options(2) 21,000 stock options 6.89% of class	May 27, 2020 November 24, 2020	3.70 5.54	N/A(2) 5.54	8.47	May 27, 2025 November 24, 2030
Xavier Montagne, Chief Technology Officer and Chief Operating Officer	Stock options	60,000 stock options 90,000 stock options 12.85% of class	February 23, 2021 January, 22, 2022	15.75 5.65	15.75 5.65	8.47	February 23, 2026 January 22, 2027
Steve P. Barrenechea, Director	Stock options	70,000 stock options 6.00% of class	November 24, 2020	5.54	5.54	8.47	November 24, 2025
Luisa Ingargiola, Director	Stock options	70,000 stock options 6.00% of class	November 24, 2020	5.54	5.54	8.47	November 24, 2025

COMPENSATION SECURITIES
Name and position	Type of compensation security	Number of compensation securities, number of underlying securities and percentage of class(1)	Date of issue or grant	Issue, conversion or exercise price ($)	Closing price of security or underlying security on date of grant ($)	Closing price of security or underlying security at year end ($)(3)	Expiry date
Carter Murray, Chairman	Stock options	50,000 options 4.28% of class	March 25, 2023	5.54	5.54	8.47	March 25, 2028
Mario Saucier, Director	Stock options	50,000 options 4.28% of class	March 25, 2023	5.54	5.54	8.47	March 25, 2028

Notes:
(1)
The percentage of class is based on the total number of Common Shares and options outstanding as at the Record Date: 10,543,198 Common Shares and 1,167,608 stock options.

(2)
Options granted prior to the Corporation being listed on a public exchange.

(3)
Based on price per Common Share of US$6.43, being the closing price on August 31, 2022, and a U.S. dollar to Canadian dollar exchange rate of 1.31709 as reported by the Bank of Canada on July 25, 2023.

Other than as disclosed above, there were no compensation securities exercised during the year ended August 31, 2022.
Incentive Plan Awards
The following table provides information concerning our incentive award plans with respect to each Named Executive Officer and directors during the fiscal year ended August 31, 2022.
Named Executive Officer and Director	Option-based Awards − Value Vested During the Year ($)(1)	Non-Equity Incentive Plan Compensation – Value Vested During the Year ($)(2)
Alexandre Mongeon, Chief Executive Officer	$52,379	—
Patrick Bobby, Chief Operating Officer(3)	$52,379	—
Kulwant Sandher, Chief Financial Officer	$52,379	62,500
Xavier Montagne, Chief Technology Officer and Chief Operating Officer	$790,179	—
Luisa Ingargiola, Director	$149,655	—
Renaud Cloutier, Former Director	$149,655	—
Steven P. Barrenechea, Director	$149,655	—
Alan Gaines, Former Chairman	$2,244,828	—

(1)
Based on price per Common Share of US$4.475, being the closing price on November 25, 2022 and a U.S. dollar to Canadian dollar exchange rate of 1.31709 as reported by the Bank of Canada on July 25, 2023.

(2)
Represents amounts expected to be earned pursuant to the Company’s bonus plan based on 100% of target payout amounts. In most cases, actual payments will depend upon the achievement of performance goals and will be paid in cash in the year following the fiscal year in respect of which they are earned, but in the case of Kulwant Sandher, a portion of the bonus is paid automatically every quarter.
(3)
Mr. Bobby had been our Chief Operating Officer through December 14, 2021, at which time he resigned from that role and became our Head of Performance & Special Projects.

Director Compensation for Fiscal 2022
We provide cash compensation to our independent directors of US$4,500 per month, and for each such independent director who serves as a chair of one of our Board committees, we provide additional cash compensation of US$2,500 per quarter. We do not compensate our directors that are not independent for their service directors, although compensate those directors in that fiscal year for services that they provide as officers.
Pension Benefits
We do not have any defined benefit pension plans or any other plans providing for retirement payments or benefits.
Securities Authorized for Issuance Under Equity Compensation Plans
The following table sets out, as at the Record Date, information regarding outstanding options, warrants and rights granted by the Corporation under its equity compensation plans.
Plan Category	Number of securities to be issued upon exercise of outstanding options, warrants and rights	Weighted average exercise price of outstanding options, warrants and rights	Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column (a))
	(a)	(b)	(c)
Equity compensation plans approved by Shareholders	Nil	Nil	Nil
Equity compensation plans not approved by Shareholders	1,709,121	9.92	55,831
Total	1,709,121	9.92	55,831
DISCLOSURE OF CORPORATE GOVERNANCE PRACTICES
The Board of Directors is committed to ensuring that the Corporation identifies and implements effective corporate governance practices, which are both in the interest of its Shareholders and contribute to effective and efficient decision making.
In accordance with National Instrument 58-101 — Disclosure of Corporate Governance Practices (the “Disclosure Instrument”) and National Policy 58-201 — Corporate Governance Guidelines (the “Guidelines”) the Corporation is required to disclose, on an annual basis, its approach to corporate governance. In addition, the Corporation is subject to National Instrument 52-110 — Audit Committees (“NI 52-110”), which prescribes certain requirements in relation to audit committees and defines the meaning of independence with respect to directors. These reflect current regulatory guidelines of the Canadian Securities Administrators.
In light of these guidelines, the Nominating and Corporate Governance Committee serves to assist the Board in implementing corporate governance principles and best practices, including reviewing and recommending to the Board for approval any changes to the documents, policies and procedures in the Corporation’s corporate governance framework. Each member of the Nominating and Corporate Governance Committee is independent. The Nominating and Corporate Governance Committee’s approach to significant issues of corporate governance is designed to ensure that the business and affairs of the Corporation are effectively managed to enhance Shareholder value.
Importantly, the Nominating and Corporate Governance Committee shall keep under review the leadership needs of the Corporation with a view to ensuring the continued ability of the Corporation to compete effectively in the marketplace.
Board of Directors and Directorships
The Board of Directors is ultimately responsible for the governance of the Corporation. It establishes the policies and standards of the Corporation. The Board meets on a regularly scheduled basis. In addition to these meetings the directors are kept informed of operations through regular reports and analyses by, and discussions with, management.
The Board of Directors of the Corporation is currently comprised of six directors, each of whom are proposed to be nominated for election as set out in pages 7 through 10 of this Circular.
NI 52-110 defines an “independent” director as one who has no direct or indirect “material relationship” with the Corporation. A “material relationship” is defined as a relationship that could, in the view of the Corporation’s Board of Directors, reasonably be expected to interfere with the exercise of a director’s independent judgement. NI 52-110 also sets out certain situations where a director will automatically be considered to have a material relationship with the Corporation.
Applying the definition set out in NI 52-110, four of the six members of the Board are independent, namely: Steve P. Barrenechea, Luisa Ingargiola, Carter Murray and Mario Saucier.
The Board meets quarterly, as necessary when operations warrant, and following an annual meeting of Shareholders of the Corporation. In carrying out its responsibilities, the Board requires management of the Corporation to prepare and submit budgets and programs for approval of the Board. These budgets and programs, and any updates, are to be reviewed at the Board’s quarterly meetings.
In addition to their position on the Board, the following director also serves as director of the following reporting issuers or reporting issuer equivalent(s):
Name of Director	Reporting Issuer(s) or Equivalent(s)
Luisa Ingargiola	FTE Networks, Inc. (NYSE American: FTNW) ElectraMeccanica Vehicles Corp. (NASDAQ: SOLO) AgEagle Aerial Systems Inc. (NYSE American: UAVS)
Board Committees
On November 27, 2020, the Corporation established three committees under the Board of Directors: an Audit Committee, a Compensation Committee and a Nominating and Corporate Governance Committee. Each committee is governed by a charter approved by our Board of Directors.
Audit Committee
Our Audit Committee consists of Steve P. Barrenechea and Luisa Ingargiola and is chaired by Ms. Ingargiola. Each member of the Audit Committee is independent within the meaning of NI 52-110. The Audit Committee oversees our accounting and financial reporting processes and the audits of the financial statements of our company. The Audit Committee is responsible for, among other things:
•
selecting our independent registered public accounting firm and pre-approving all auditing and non-auditing services permitted to be performed by our independent registered public accounting firm;

•
reviewing with our independent registered public accounting firm any audit problems or difficulties and management’s response and approving all proposed related party transactions under applicable securities laws;

•
discussing the annual audited financial statements with management and our independent registered public accounting firm;

•
annually reviewing and reassessing the adequacy of our Audit Committee charter;

•
meeting separately and periodically with the management and our independent registered public accounting firm;

•
reporting regularly to the full board of directors;

•
reviewing the adequacy and effectiveness of our accounting and internal control policies and procedures and any steps taken to monitor and control major financial risk exposure; and

•
such other matters that are specifically delegated to our Audit Committee by our board of directors from time to time.

The full text of the Audit Committee Charter is attached as Schedule “A” to this Circular.
Compensation Committee
Our Compensation Committee consists of Steve P. Barrenechea and Luisa Ingargiola and is chaired by Mr. Barrenechea. Each of the Compensation Committee members is independent within the meaning of NI 52-110. Our Compensation Committee assists the board in reviewing and approving the compensation structure, including all forms of compensation, relating to our directors and executive officers. No officer may be present at any committee meeting during which such officer’s compensation is deliberated upon. The Compensation Committee is responsible for, among other things:
•
reviewing and approving to the board with respect to the total compensation package for our most senior executive officers;

•
approving and overseeing the total compensation package for our executives other than the most senior executive officers;

•
reviewing and recommending to the board with respect to the compensation of our directors;

•
reviewing periodically and approving any long-term incentive compensation or equity plans;

•
selecting compensation consultants, legal counsel or other advisors after taking into consideration all factors relevant to that person’s independence from management; and

•
programs or similar arrangements, annual bonuses, employee pension and welfare benefit plans.

Nominating and Corporate Governance Committee
Our Nominating and Corporate Governance Committee consists of Steve P. Barrenechea and is chaired by Mr. Barrenechea . Each member of the Nominating and Corporate Governance Committee is independent within the meaning of NI 52-110. The Nominating and Corporate Governance Committee is responsible for overseeing the selection of persons to be nominated to serve on our Board of Directors. The Nominating and Corporate Governance Committee considers persons identified by its members, management, shareholders, investment bankers and others.
Ethical Business Conduct
The Corporation has adopted a written code of ethics (the “Code”). The Code is available from the Corporation upon request.
Under corporate legislation, a director is required to act honestly and in good faith with a view to the best interests of a company and exercise the care, diligence and skill that a reasonably prudent person would exercise in comparable circumstances. In addition, if a director of a company also serves as a director or officer of another company engaged in similar business activities to the first company, that director must comply with the conflict of interest provisions of the Business Corporations Act, as well as the relevant securities regulatory instruments, in order to ensure that directors exercise independent judgement in considering transactions and agreements in respect of which a director or officer has a material interest.

Any interested director would be required to declare the nature and extent of his interest and would not be entitled to vote at meetings of directors that evoke such a conflict.
The Audit Committee will monitor compliance with the Code by receiving reports from management as to any actual or alleged violations, as appropriate. In accordance with the provisions of the Code and applicable corporate law, any director or executive officer who holds a material interest in a proposed transaction or agreement involving the Corporation will be required to disclose that interest to the Audit Committee and abstain from voting on approval of such transactions as appropriate.
External Auditor Service Fees (By Category)
We have appointed Ernst & Young LLP as our independent registered public accounting firm. The following table sets forth information regarding the amount billed and accrued to us by Ernst & Young LLP for the fiscal year ended August 31, 2022 and 2021:
Financial Year Ending	Audit Fees(1)	Audit Related Fees(2)	Tax Fees(3)	All Other Fees(4)
August 31, 2022	$438,757	—	—	—
August 31, 2021	$190,780	—	—	—

(1)
This category includes the aggregate fees billed by our independent auditor for the audit of our annual financial statements, reviews of interim financial statements that are provided in connection with statutory and regulatory filings or engagements.

(2)
This category includes the aggregate fees billed in each of the last two fiscal years for assurance and related services by the independent auditors that are reasonably related to the performance of the audits or reviews of the interim financial statements and are not reported above under “Audit Fees,” and generally consist of fees for other engagements under professional auditing standards, accounting and reporting consultations.

(3)
This category includes the aggregate fees billed in each of the last two fiscal years for professional services rendered by the independent auditors for tax compliance, tax planning and tax advice.

(4)
All other fees billed by the auditor for products and services not included in the foregoing categories.

BDO Canada LLP acted as our independent registered public accounting firm until August 2021. The following table sets forth information regarding the amount billed and accrued to us by BDO for the fiscal year ended August 31, 2022 and 2021:
Financial Year Ending	Audit Fees(1)	Audit Related Fees(2)	Tax Fees(3)	All Other Fees(4)
August 31, 2022	—	$8,460	—	—
August 31, 2021	$66,250	—	—	—

(1)
This category includes the aggregate fees billed by our independent auditor for the audit of our annual financial statements, reviews of interim financial statements that are provided in connection with statutory and regulatory filings or engagements.

(2)
This category includes the aggregate fees billed in each of the last two fiscal years for assurance and related services by the independent auditors that are reasonably related to the performance of the audits or reviews of the interim financial statements and are not reported above under “Audit Fees,” and generally consist of fees for other engagements under professional auditing standards, accounting and reporting consultations.

(3)
This category includes the aggregate fees billed in each of the last two fiscal years for professional services rendered by the independent auditors for tax compliance, tax planning and tax advice.

(4)
All other fees billed by the auditor for products and services not included in the foregoing categories.

Amendment to the By-laws
Shareholders will be asked to consider and approve, with or without variation, an ordinary resolution, the full text of which is set forth immediately below, confirming the amendment to the By-Laws of the Corporation.
The Corporation wishes to replace the existing By-Laws of the Corporation with the By-Laws included as Schedule “B” to this Circular.
Pursuant to Section 113 of the Business Corporations Act, the Board of Directors must submit the amendment to By-Laws to the Meeting for confirmation by a majority of the votes cast at the Meeting. The amendment to the By-Laws shall cease to be in force if it is rejected by the shareholders at the Meeting.
“SHAREHOLDERS’ RESOLUTION:
BE AND IT IS HEREBY RESOLVED THAT:
1.
By-Laws of the Corporation is amended by deleting it in its entirety, and replacing it with the text attached as Schedule “B” to this Circular; and

2.
Any director or officer of the Corporation is hereby authorized to execute or cause to be executed and to deliver or cause to be delivered, all such documents and instruments and to do or cause to be done all such other acts and things as such director or officer may determine to be necessary or desirable in order to carry out the intent of this resolution, such determination to be conclusively evidenced by the execution and delivery of such documents and other instruments or the doing of any such act or thing..”

The Corporation’s Board of Directors recommends a vote “FOR” the amendment to the By-Laws. In the absence of a contrary instruction, the persons designated by management of the Corporation in the enclosed Proxy intend to vote FOR the amendment to the By-Laws.
OTHER BUSINESS
While there is no other business other than that business mentioned in the Notice of Meeting to be presented for action by the Shareholders at the Meeting, it is intended that the Proxies hereby solicited will be exercised upon any other matters and proposals that may properly come before the Meeting or any adjournment or adjournments thereof, in accordance with the discretion of the persons authorized to act thereunder.
ADDITIONAL INFORMATION
Additional information relating to the Corporation may be found under the Corporation’s profile on SEDAR at www.sedar.com. Financial information about the Corporation may be found in the Corporation’s financial statements and Management’s Discussion and Analysis for its most recently completed financial year and may be viewed on the SEDAR website at the location noted above.
Shareholders may contact the Corporation by mail at 730 Boulevard du Curé-Boivin, Boisbriand, Quebec J7G 2A7, Canada or by telephone 1-800-871-4274 to request copies of the Corporation’s financial statements and Management’s Discussion and Analysis.
APPROVAL BY BOARD OF DIRECTORS
The Board has approved the contents of this Circular and has authorized its delivery.
DATED this August 3, 2023.
ON BEHALF OF THE BOARD OF DIRECTORS
/s/ Alexandre Mongeon

Alexandre Mongeon
Chief Executive Officer

SCHEDULE A
VISION MARINE TECHNOLOGIES INC.
AUDIT COMMITTEE CHARTER
Membership
The Audit Committee (the “Committee”) of the board of directors (the “Board”) of Vision Marine Technologies Inc. (the “Company”) shall consist of three or more directors. Each member of the Committee shall be independent in accordance with the requirements of Rule 10A-3 of the Securities Exchange Act of 1934 and the rules of the NASDAQ Stock Market. No member of the Committee can have participated in the preparation of the Company’s or any of its subsidiaries’ financial statements at any time during the past three years. Each member of the Committee must be able to read and understand fundamental financial statements, including the Company’s balance sheet, income statement and cash flow statement. At least one member of the Committee must have past employment experience in finance or accounting, requisite professional certification in accounting or other comparable experience or background that leads to financial sophistication. At least one member of the Committee must be an “audit committee financial expert” as defined in Item 407(d)(5)(ii) of Regulation S-K. A person who satisfies this definition of audit committee financial expert will also be presumed to have financial sophistication. The members of the Committee shall be appointed by the Board based on recommendations from the nominating and corporate governance committee of the Board. The members of the Committee shall serve for such term or terms as the Board may determine or until earlier resignation or death. The Board may remove any member from the Committee at any time with or without cause.
Purpose
The purpose of the Committee is to oversee the Company’s accounting and financial reporting processes and the audit of the Company’s financial statements. The primary role of the Committee is to oversee the financial reporting and disclosure process. To fulfill this obligation, the Committee relies on: management for the preparation and accuracy of the Company’s financial statements; for establishing effective internal controls and procedures to ensure the Company’s compliance with accounting standards, financial reporting procedures and applicable laws and regulations; and the Company’s independent auditors for an unbiased, diligent audit or review, as applicable, of the Company’s financial statements and the effectiveness of the Company’s internal controls. The members of the Committee are not employees of the Company and are not responsible for conducting the audit or performing other accounting procedures.
Duties and Responsibilities
The Committee shall have the following authority and responsibilities:
To (1) select and retain an independent registered public accounting firm to act as the Company’s independent auditors for the purpose of auditing the Company’s annual financial statements, books, records, accounts and internal controls over financial reporting, (2) set the compensation of the Company’s independent auditors, (3) oversee the work done by the Company’s independent auditors and (4) terminate the Company’s independent auditors, if necessary.
To select, retain, compensate, oversee and terminate, if necessary, any other registered public accounting firm engaged for the purpose of preparing or issuing an audit report or performing other audit, review or attest services for the Company.
To approve all audit engagement fees and terms; and to pre-approve all audit and permitted non-audit and tax services that may be provided by the Company’s independent auditors or other registered public accounting firms, and establish policies and procedures for the Committee’s preapproval of permitted services by the Company’s independent auditors or other registered public accounting firms on an on-going basis.
At least annually, to obtain and review a report by the Company’s independent auditors that describes (1) the accounting firm’s internal quality control procedures, (2) any issues raised by the most recent internal quality control review, peer review or Public Company Accounting Oversight Board review or inspection of the firm or by any other inquiry or investigation by governmental or professional authorities in the past five years regarding one or more audits carried out by the firm and any steps taken to deal with any such issues, and (3) all relationships between the firm and the Company or any of its subsidiaries; and to discuss with the independent auditors this report and any relationships or services that may impact the objectivity and independence of the auditors.
At least annually, to evaluate the qualifications, performance and independence of the Company’s independent auditors, including an evaluation of the lead audit partner; and to assure the regular rotation of the lead audit partner at the Company’s independent auditors and consider regular rotation of the accounting firm serving as the Company’s independent auditors.
To review and discuss with the Company’s independent auditors (1) the auditors’ responsibilities under generally accepted auditing standards and the responsibilities of management in the audit process, (2) the overall audit strategy, (3) the scope and timing of the annual audit, (4) any significant risks identified during the auditors’ risk assessment procedures and (5) when completed, the results, including significant findings, of the annual audit.
To review and discuss with the Company’s independent auditors (1) all critical accounting policies and practices to be used in the audit; (2) all alternative treatments of financial information within generally accepted accounting principles (“GAAP”) that have been discussed with management, the ramifications of the use of such alternative treatments and the treatment preferred by the auditors; and (3) other material written communications between the auditors and management.
To review and discuss with the Company’s independent auditors and management (1) any audit problems or difficulties, including difficulties encountered by the Company’s independent auditors during their audit work (such as restrictions on the scope of their activities or their access to information), (2) any significant disagreements with management and (3) management’s response to these problems, difficulties or disagreements; and to resolve any disagreements between the Company’s auditors and management.
To review with management and the Company’s independent auditors: any major issues regarding accounting principles and financial statement presentation, including any significant changes in the Company’s selection or application of accounting principles; any significant financial reporting issues and judgments made in connection with the preparation of the Company’s financial statements, including the effects of alternative GAAP methods; and the effect of regulatory and accounting initiatives and off-balance sheet structures on the Company’s financial statements.
To keep the Company’s independent auditors informed of the Committee’s understanding of the Company’s relationships and transactions with related parties that are significant to the company; and to review and discuss with the Company’s independent auditors the auditors’ evaluation of the Company’s identification of, accounting for, and disclosure of its relationships and transactions with related parties, including any significant matters arising from the audit regarding the Company’s relationships and transactions with related parties.
To review with management and the Company’s independent auditors the adequacy and effectiveness of the Company’s financial reporting processes, internal control over financial reporting and disclosure controls and procedures, including any significant deficiencies or material weaknesses in the design or operation of, and any material changes in, the Company’s processes, controls and procedure and any special audit steps adopted in light of any material control deficiencies, and any fraud involving management or other employees with a significant role in such processes, controls and procedures, and review and discuss with management and the Company’s independent auditors disclosure relating to the Company’s financial reporting processes, internal control over financial reporting and disclosure controls and procedures, the independent auditors’ report on the effectiveness of the Company’s internal control over financial reporting and the required management certifications to be included in or attached as exhibits to the Company’s annual report on Form 20-F, as applicable.
To review and discuss with the Company’s independent auditors any other matters required to be discussed by applicable requirements of the PCAOB and the SEC.

To review and discuss with the Company’s independent auditors and management the Company’s annual audited financial statements (including the related notes), the form of audit opinion to be issued by the auditors on the financial statements and the disclosure under “Operating and Financial Review and Prospects” to be included in the Company’s annual report on Form 20- F before the Form 20-F is filed.
To recommend to the Board that the audited financial statements be included in the Company’s Form 20-F and whether the Form 20-F should be filed with the SEC; and to produce the audit committee report required to be included in the Company’s proxy statement.
To establish and oversee procedures for the receipt, retention and treatment of complaints received by the Company regarding accounting, internal accounting controls or auditing matters and the confidential, anonymous submission by Company employees of concerns regarding questionable accounting or auditing matters. To monitor compliance with the Company’s Code of Business Conduct and Ethics (the “Code”), to investigate any alleged breach or violation of the Code, and to enforce the provisions of the Code.
To review, with the General Counsel and outside legal counsel, legal and regulatory matters, including legal cases against or regulatory investigations of the Company and its subsidiaries, that could have a significant impact on the Company’s financial statements.
To review, approve and oversee any transaction between the Company and any related person (as defined in Item 404 of Regulation S-K) and any other potential conflict of interest situations on an ongoing basis, in accordance with Company policies and procedures, and to develop policies and procedures for the Committee’s approval of related party transactions.
Outside Advisors
The Committee shall have the authority, in its sole discretion, to retain and obtain the advice and assistance of independent outside counsel and such other advisors as it deems necessary to fulfill its duties and responsibilities under this Charter. The Committee shall set the compensation, and oversee the work, of any outside counsel and other advisors. The Committee shall receive appropriate funding from the Company, as determined by the Committee in its capacity as a committee of the Board, for the payment of compensation to the Company’s independent auditors, any other accounting firm engaged to perform services for the Company, any outside counsel and any other advisors to the Committee.
Structure and Operations
The Board shall designate a member of the Committee as the chairperson. The Committee shall meet at least two times a year at such times and places as it deems necessary to fulfill its responsibilities. The Committee shall report after each committee meeting to the Board on its discussions and actions, including any significant issues or concerns that arise at its meetings, and shall make recommendations to the Board as appropriate. The Committee is governed by the same rules regarding meetings (including meetings in person or by telephone or other similar communications equipment), action without meetings, notice, waiver of notice, and quorum and voting requirements as are applicable to the Board. The Committee shall meet separately, and periodically, with management, and representatives of the Company’s independent auditors, and shall invite such individuals to its meetings as it deems appropriate, to assist in carrying out its duties and responsibilities. However, the Committee shall meet regularly without such individuals present. The Committee shall review this Charter at least annually and recommend any proposed changes to the Board for approval.
Delegation of Authority
The Committee shall have the authority to delegate any of its responsibilities, along with the authority to take action in relation to such responsibilities, to one or more subcommittees as the Committee may deem appropriate in its sole discretion.
Performance Evaluation
The Committee shall conduct an annual evaluation of the performance of its duties under this Charter and shall present the results of the evaluation to the Board. The Committee shall conduct this evaluation in such manner as it deems appropriate.

SCHEDULE B
VISION MARINE TECHNOLOGIES INC.
(the “Corporation”)
GENERAL BY-LAWS
DIRECTORS
1.   Calling of and notice of meetings.   Meetings of the board of directors of the Corporation (the “Board”) will be held on such day and at such time as the Chairman of the Board, the President and Chief Executive Officer or the Corporate Secretary of the Corporation or any two directors may determine. Notice specifying the place, date and time of each such meeting shall be served upon each director or left at his or her usual residence or usual place of business, or shall be sent by prepaid mail or electronic means, addressed to each director at his or her address as it appears on the books of the Corporation at least 48 hours prior to the time fixed for such meeting in the case of notice served personally or by electronic means of communication, and at least 72 hours prior to the time fixed for such meeting in other cases.
2.   Directors meeting following election by the shareholders.   Each newly elected Board may without notice hold its first meeting for the purposes of organization and the appointment of officers immediately following the meeting of shareholders at which such Board was elected.
3.   Quorum.   The quorum for the transaction of business at meetings of the Board shall be a majority of the number of directors then in office.
4.   Votes to govern.   At ail meetings of the Board, every question will be decided by a majority of the votes cast on the question. In case of an equality of votes, the Chairman of the Board will not be entitled to a second or casting vote.
5.   Vacancv.   A quorum of directors may fill a vacancy on the Board. A director appointed or elected to fill a vacancy holds office for the unexpired term of his or her predecessor.
6.   Term of office.   Except as herein otherwise provided, each director shall be elected at the annual meeting of shareholders by a majority of the votes cast in respect of such election. It shall not be necessary that the voting for the election of directors of the Corporation be conducted by poli unless voting by poli is demanded by someone present and entitled to vote at such meeting. Unless otherwise decided by the shareholders, each director so elected shall hold office for a term of one year or until the election of his or her successor unless such director resigns or his or her office becomes vacant by death, removal or other cause.
7.   Interest of directors and officers generally in contracts.   No director or officer of the Corporation will be disqualified from his or her office by reason of contracting with the Corporation, nor will any contract or agreement entered into by or on behalf of the Corporation with any of its directors or officers or in which any of its directors or officers is in any way interested be liable to be voided, nor will any director or officer so contracting or being so interested be liable to account to the Corporation for any profit realized from any such contract or agreement by reason of such director or officer holding that office or of the fiduciary relationship thereby established, provided that, in each case, the director or officer has complied with the provisions of the Business Corporations Act (Quebec) (the “QBCA”).
8.   Committees.   The Board may create a committee or committees of the Board, the designation and composition of which shall be at the discretion of the Board, and may delegate to such committee or committees all the powers of the Board except those which, under the QBCA, must be exercised by the Board or which the Board may expressly reserve for itself. The Board may, by choosing among its members, fill any vacancy on a committee of the Board.
9.   Officers.   The Board may appoint one or more officers and other mandataries it deems appropriate. The same person may hold more than one office. Except for the Chairman of the Board, who must be a director, an officer need not be a director or a shareholder of the Corporation. Each officer or mandatary may be removed from office at any time by the Board. Any officer or mandatary may resign at any time by way of notice to the Corporation.

SHAREHOLDERS’ MEETINGS
10.   Notice of meetings.   Notice of the place, date and time of a meeting of shareholders must be sent to each shareholder entitled to vote at the meeting, to each director and to the auditors of the Corporation not less than 21 days and not more than 60 days before the time when the meeting is to be held.
11.   Record date.   The directors may provide for a record date for the purpose of determining shareholders entitled to receive notice of a meeting of shareholders, receive payment of a dividend, participate in a liquidation distribution and vote at a meeting of shareholders, or for any other purpose. For the purpose of determining which shareholders are entitled to receive notice of a meeting of shareholders or vote at the meeting, the record date must be not less than 21 days and not more than 60 days prior to the meeting.
12.   Meetings by telephonic or electronic means.   Any person entitled to attend a meeting of shareholders may participate in the meeting and vote by means of any equipment enabling all participants to communicate directly with one another if the Corporation makes such equipment available to shareholders and other persons entitled to attend and vote at the meeting. A person participating in a meeting by such means is deemed to be present at the meeting. Moreover, a meeting of shareholders may be held solely by means of equipment enabling all participants to communicate directly with one another if the Corporation makes such equipment available to such participants.
13.   Quorum.   At any meeting of shareholders, a quorum will be one or more persons present and holding or representing by proxy more than 20% of the votes entitled to be cast at the meeting.
14.   Chairman and secretary of the meeting.   The meetings of the shareholders shall be chaired by the Chairman of the Board, the Chief Executive Officer or any director of the Corporation designated by the Board. The Corporate Secretary of the Corporation, or in the absence of the Corporate Secretary, any person appointed by the chairman of the meeting, shall act as secretary at meetings of the shareholders. In the absence of these persons within 15 minutes from the time scheduled for the meeting, the shareholders attending the meeting shall designate any person to act as chairman or secretary of the meeting. It shall not be necessary to appoint a chairman and a secretary in the event of an adjournment.
15.   Votinq.   Unless otherwise prescribed by the QBCA, the articles or the by-laws of the Corporation, any matter submitted to meetings of shareholders shall be decided by the majority of votes cast on the matter. In case of an equality of votes, the chairman of the meeting will not be entitled to a second or casting vote.
16.   Scrutineers.   The chair of any meetings of shareholders may appoint one or more individuals, whether or not such individuals are shareholders, to act as a scrutineer or scrutineers at such meeting.
17.   Postponement or cancellation of meetings.   A meeting of shareholders may be postponed or cancelled by the Board at any time prior to the date of the meeting.
18.   Procedures at meetings.   The Board may determine the procedures to be followed at any meeting of shareholders including, without limitation, the rules of order. Subject to the foregoing, the chairman of a meeting may determine the procedures of the meeting in all respects.
INDEMNIFICATION
19.   Indemnification of directors and officers.   The Corporation will indemnify a director or officer of the Corporation, a former director or officer of the Corporation or any other person who acts or acted at the Corporation’s request as a director or officer of another group to the extent permitted by the QBCA.
20.   Indemnity of others.   Except as otherwise required by the QBCA and subject to Section 19, the Corporation may from time to time indemnify and save harmless any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (other than an action by or in the right of the Corporation) by reason of the fact that he or she is or was an employee or agent of the Corporation, or is or was serving at the request of the Corporation as an employee, agent of or participant in another entity, against expenses

(including legal fees), judgments, fines and any amounts actually and reasonably incurred by him or her in connection with such action, suit or proceeding if he or she acted honestly and in good faith with a view to the best interests of the Corporation or, as the case may be, to the best interests of the other entity for which he or she served at the Corporation’s request and, with respect to any criminal or administrative action or proceeding that is enforced by a monetary penalty, had reasonable grounds for believing that his or her conduct was lawful. The termination of any action, suit or proceeding by judgment, order, settlement or conviction will not, of itself, create a presumption that the person did not act honestly and in good faith with a view to the best interests of the Corporation or other entity and, with respect to any criminal or administrative action or proceeding that is enforced by a monetary penalty, had no reasonable grounds for believing that his or her conduct was lawful.
21.   Right of indemnity not exclusive.   The provisions for indemnification contained in the by-laws of the Corporation will not be deemed exclusive of any other rights to which any person seeking indemnification may be entitled under any agreement, vote of shareholders or directors or otherwise, both as to action in his or her official capacity and as to action in another capacity, and will continue as to a person who has ceased to be a director, officer, employee or agent and will inure to the benefit of that person’s heirs and legal representatives.
22.   No liability of directors or officers for certain matters.   To the extent permitted by law, no director or officer for the time being of the Corporation will be liable for the acts, receipts, neglects or defaults of any other director or officer or employee or for joining in any receipt or act for conformity or for any loss, damage or expense happening to the Corporation through the insufficiency or deficiency of title to any property acquired by the Corporation or for or on behalf of the Corporation or for the insufficiency or deficiency of any security in or upon which any of the moneys of or belonging to the Corporation will be placed out or invested or for any loss or damage arising from the bankruptcy, insolvency or tortious act of any person, firm or body corporate with whom or which any moneys, securities or other assets belonging to the Corporation will be lodged or deposited or for any loss, conversion, misapplication or misappropriation of or any damage resulting from any dealings with any moneys, securities or other assets belonging to the Corporation or for any other loss, damage or misfortune whatever which may happen in the execution of the duties of his or her respective office or trust or in relation thereto unless the same happens by or through his or her failure to act honestly and in good faith with a view to the best interests of the Corporation and in connection therewith to exercise the care, diligence and skill that a reasonably prudent person would exercise in comparable circumstances. If any director or officer of the Corporation is employed by or performs services for the Corporation otherwise than as a director or officer or is a member of a firm or a shareholder, director or officer of a body corporate which is employed by or performs services for the Corporation, the fact that the person is a director or officer of the Corporation will not disentitle such director or officer or such firm or body corporate, as the case may be, from receiving proper remuneration for such services.
BANKING ARRANGEMENTS, CONTRACTS
23.   Banking arrangements.   The banking business of the Corporation, or any part thereof, will be transacted with such banks, trust companies or other financial institutions as the Board may designate, appoint or authorize from time to time and all such banking business, or any part thereof, will be transacted on the Corporation’s behalf by one or more officers or other persons as the Board may designate, direct or authorize from time to time.
24.   Execution of instruments.   Subject to the by-laws of the Corporation and unless resolution to the contrary is passed by the Board, contracts, documents or instruments in writing requiring execution by the Corporation will be signed by the President and Chief Executive Officer or by any other officer or a director of the Corporation alone and all contracts, documents or instruments in writing so signed will be binding upon the Corporation without any further authorization or formality. The Board is authorized from time to time by resolution:
a)
to appoint any officer or any other person on behalf of the Corporation to sign and deliver either contracts, documents or instruments in writing generally or to sign and deliver specific contracts, documents or instruments in writing, and

b)
to delegate to any two officers of the Corporation the powers to designate, direct or authorize from time to time in writing one or more officers or other persons on the Corporation’s behalf to sign and deliver contracts, documents or instruments in writing of such type and on such terms and conditions as such two officers see fit.

Contracts, documents or instruments in writing that are to be signed may be signed by hand, by facsimile, electronically or otherwise. The term “contracts, documents or instruments in writing” as used in this by-law includes without limitation deeds, mortgages, charges, conveyances, powers of attorney, transfers and assignments of property of all kinds (including without limitation transfers and assignments of shares, warrants, bonds, debentures or other securities), proxies for shares or other securities and all paper writings.
MISCELLANEOUS
25.   Transfer Agents and Registrars.   The Board may at any time, by resolution, appoint and replace transfer agent(s) and registrar(s) for the Corporation’s shares and enact by-laws from time to time governing the transfer and registration of the Corporation’s shares. Ail share certificates representing shares of the Corporation issued after such an appointment must be countersigned by an authorized representative of those transfer agent(s) or registrar(s) and are only valid once so countersigned.
26.   Invalidity of any provisions of this by-law.   The invalidity or unenforceability of any provision of this by-law will not affect the validity or enforceability of the remaining provisions of this by-law.
27.   Omissions and errors.   The accidental omission to give any notice to any shareholder, director, officer or auditor or the non-receipt of any notice by any shareholder, director, officer or auditor or any error in any notice not affecting its substance will not invalidate any action taken at any meeting to which the notice related or otherwise founded on the notice.
INTERPRETATION
28.   Interpretation. In this by-law and all other by-laws of the Corporation, words importing the singular only include the plural and vice versa; words importing any gender include all genders; words importing persons include individuals, corporations, limited and unlimited liability companies, general and limited partnerships, associations, trusts, unincorporated organizations, joint ventures and governmental authorities; “Business Corporations Act (Quebec)” or “QBCA” means the Business Corporations Act, CQLR c S-31.1, as from time to time amended, re-enacted or replaced; terms that are not otherwise defined in this by-law have the meanings attributed to them in the Business Corporations Act; “meeting of shareholders” means an annual meeting of shareholders or a special meeting of shareholders of the Corporation.